

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 2, 2017

<u>Via E-mail</u>
Patrik Wiedemann
Chief Executive Officer
HiClasst, Inc.
Smetanova 88/20
Retenice 415 03 Teplice
Czech Republic

> **Re: HiClasst, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 6, 2017**
> **File No. 333-215898**

Dear Mr. Wiedemann:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2015 letter.

<u>General</u>

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Please clarify whether you have any intention to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

Cover Page

3.   Please limit the disclosure on the cover page of the prospectus to one page as required by Item 501(b) of Regulation S-K.

Summary, page 6

4.   We note the disclosure on the prospectus cover page that you have elected to opt out of the extended transition period for complying with new or revised accounting standards. Please reconcile with the disclosure in the summary section, which discusses this exception as available to the company.

Rule 144 and Registration Rights, page 21

5.   We note the disclosure on the prospectus cover page that you are a shell company. Please add disclosure regarding the impact of your status as a shell company on investors, including the availability of Rule 144.

Description of Business, page 21

6.   Please reconcile your statements on page 22 that you have hired graphic designers and artists with your statement on page 24 that you have no employees.

Patents and Trademarks, page 23

7.   Please clarify your statement on page 23 that you will provide the purchasers with the copyright of the design and/or logo.

Plan of Operations, page 35

8.   Please revise to add the disclosure regarding your plan of operations for reduced funding at the end of this section.

Certain Relationships and Related Transactions, page 40

9.   Please update this disclosure to reflect related party transactions since November 2016.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 if you have any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: David E. Price, Esq.
       David E. Price, P.C.